Exhibit 99.1

Our results at a glance Highlights Q3 2026 (compared with Q3 2025) • Organic sales growth of 2% on pricing; revenue flat • Operating income impacted by the Russia deconsolidation and the Pakistan divestment • Organic adjusted EBITDA growth 1 of €15 million; adjusted EBITDA margin increased to 15.3% (2025: 15.1%) • Net cash from operating activities positive €187 million (2025: €331 million) • Binding agreements signed to sell Decorative Paints South East Asia Outlook 2 Based on current market visibility, including current geopolitical developments, and at prevailing trading conditions, the company expects to deliver around €100 million of adjusted EBITDA improvement in constant currencies. As a result, adjusted EBITDA for the full - year 2026 is expected to be around €1.47 billion, based on year - end 2025 exchange rates and adjusted for the divestment of our liquid coatings businesses in Asia. For the mid - term, AkzoNobel aims to expand profitability to deliver an adjusted EBITDA margin of above 16% and an adjusted return on average invested capital between 16% and 19%, underpinned by organic growth and industrial excellence. The company expects leverage to be around 2 times net debt/adjusted EBITDA by the end of 2026. In the mid - term, AkzoNobel aims to maintain leverage around 2 times, while remaining committed to an investment grade credit rating. Closing of the Axalta merger, which is subject to regulatory approvals, is expected early 2027. 1 Organic growth metrics are Alternative Performance Measures (APMs) and exclude the impact of changes in consolidation (including the divestment of our liquid coatings businesses in India in 2025 and the deconsolidation of the Russian entities in 2026), the impact of changes in foreign exchange rates and the impact of hyperinflation accounting. 2 Outlook represents current company expectations based on organic volumes adjusted for the divestment of our liquid coatings businesses, is subject to ongoing market uncertainties and at exchange rates as of the end of 2025. Outlook is on a standalone basis and excludes any effects from the proposed merger with Axalta. Summary of financial results Third quarter January - September ∆% 2026 2025 in € millions/% ∆% 2026 2025 (4%) 7,513 7,786 Revenue — % 2,538 2,547 1% — % Organic sales growth* 2% 1% 54 37 Net income attributable to shareholders (178) (194) 355 377 Operating income (73) (29) — % 1,131 1,135 Adjusted EBITDA* 1% 388 385 15.1 14.6 Adjusted EBITDA margin (%)* 15.3 15.1 14.8 6.2 Return on average invested capital (%) 14.0 13.3 Adjusted return on average invested capital (%)* 1 2.1 2.8 Leverage ratio* 271 453 Net cash from operating activities 187 331 83 244 Free cash flow* 119 265 29,900 33,200 Number of employees (FTEs) 171.3 171.0 Weighted average number of shares (in millions) 171.4 171.0 0.32 0.22 Earnings per share from total operations (in €) (1.04) (1.13) 2.96 3.07 Adjusted earnings per share from continuing operations (in €)* 1.00 1.01 1 Up to Q1 2026, this metric was labelled ROI (Return on Investment); calculation unchanged. * Alternative Performance Measures (APMs) AkzoNobel uses APM adjustments to IFRS measures to provide supplementary information on the reporting of the underlying developments of the business. A reconciliation of the Alternative Performance Measures to the most directly comparable IFRS measures can be found in the Notes to the condensed consolidated financial statements, paragraph “Alternative Performance Measures”. AkzoNobel | Report for the third quarter 2026 2

Financial highlights Q3 2026 Revenue Organic sales growth of 2%, mainly due to a 5% increase in pricing, with 1% negative mix. Lower volumes in Decorative Paints were driven by LATAM, while Performance Coatings was mainly impacted by lower Industrial Coatings volumes. (3) (1) (3) 1 2 (1) Performance Coatings growth* Scope changes resulting from the divestment of our liquid coatings (4) — (5) 1 3 (2) Decorative Paints business in India and the deconsolidation of the Russian entities (4) (1) (4) 1 2 (1) Total reduced revenue by 5%, while FX/Other was positive 3%. As a 1 Other contains hyperinflation Revenue development year - to - date 2026 result, revenue was flat. Year - to - date 2026 Revenue Organic sales growth of 1%, with slightly lower volumes more than offset by an increase in price/mix. Volume growth in Asia, while volumes in Europe and North America were lower. reduced revenue by 4%, while FX/Other negatively impacted revenue by 1%, resulting in 4% lower revenue overall. 2025 2026 ∆% sales* Performance Coatings 4,621 4,480 (3%) 1% Decorative Paints sales* ∆% 2026 2025 3% 1% 1,510 1,492 1% (3%) 1,028 1,055 2% — % 2,538 2,547 3,165 3,033 (4%) 1% Total 7,786 7,513 (4%) 1% Q3 26 Q2 26 Q1 26 Q4 25 Q3 25 quarter (year - on - year) in % 3 2 (3) (2) — Performance Coatings 1 1 2 (1) 2 Decorative Paints Revenue 2 2 (1) (1) 1 Total January - September Third quarter ∆% ∆% Organic in € millions Organic Revenue development Q3 2026 - 2% 4% 2% - 5% 3% — % Volume Price/mix Organic sales Scope changes FX Revenue 10 5 0 - 5 - 10 - 1% 2% 1% - 4% - 1% - 4% Volume Price/mix Organic Scope FX Revenue 10 5 0 - 5 - 10 1 Other contains hyperinflation in % versus Q3 2025 Volume Price/ mix Performance Coatings (2) 5 Decorative Paints (3) 4 Total (2) 4 Organic sales Scope growth* changes 3 (4) 1 (7) 2 (5) FX/ Other 1 Revenue 2 1 3 (3) 3 — 1 Other contains hyperinflation in % versus year - to - date 2025 Volume Price/ mix Organic sales Scope growth* changes FX/ Other 1 Revenue Volume development per quarter (year - on - year) in % Q3 25 Q4 25 Q1 26 Q2 26 Q3 26 Performance Coatings (2) (3) (2) 2 (2) Decorative Paints 1 (1) — (4) (3) Total (1) (2) (1) — (2) Price/mix development per quarter (year - on - year) in % Q3 25 Q4 25 Q1 26 Q2 26 Q3 26 Organic sales* development per Revenue development per quarter (year - on - year) in % Q3 25 Q4 25 Q1 26 Q2 26 Q3 26 Performance Coatings (6) (10) (10) — 1 Decorative Paints (3) (9) (7) (3) (3) Total (5) (9) (9) (1) — *Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph. AkzoNobel | Report for the third quarter 2026 3 FX / Other 1 5 — (1) 1 1 Performance Coatings ges FX / Other 1 sales chan growth* 4 5 2 — 1 Decorative Paints Scope changes resulting from the divestment of our liquid coatings 4 2 — 1 1 Total business in India and the deconsolidation of the Russian entities

Financial highlights Q3 2026 Operating income Operating income was negative €73 million (Q3 2025: negative €29 million). Q3 2026 was impacted by €230 million from the Russia deconsolidation, €46 million from the Pakistan divestment and costs in anticipation of the merger (all reported in Other activities). In 2025, the €275 million addition to the provision for the Australian litigation (Project Ichthys) was included (reported in Performance Coatings). Year - to - date 2026 Operating income Operating income decreased to €355 million (year - to - date 2025: €377 million). 2026 was impacted by €230 million from the Russia deconsolidation, €46 million from the Pakistan divestment and costs in anticipation of the merger (all reported in Other activities). In 2025, the €275 million addition to the provision for the Australian litigation was included (reported in Performance Coatings). Adjusted EBITDA Organic adjusted EBITDA growth of €54 million. Scope changes impacted adjusted EBITDA by €46 million negative, while FX/ Other had a negative impact of €12 million. As a result, adjusted EBITDA decreased to €1,131 million (year - to - date 2025: €1,135 million). Adjusted EBITDA* development Q3 2026 in € millions 385 15 - 21 9 388 2025 Organic growth* Scope changes FX/Other 2026 FX/Other 1 Other contains hyperinflation Financing income and expenses Financing income and expenses amounted to negative €114 million (year - to - date 2025: negative €156 million). The decrease was mainly due to the charge in 2025 of the interest portion of the provision for the Australian litigation. Net interest on net debt was €97 million (year - to - date 2025: €99 million). Income tax The effective tax rate was 71.9% (year - to - date 2025: 73.8%). The effective tax rate was impacted by non - taxable acquisition and divestment related results and adjustments for prior years. Excluding these impacts, the effective tax rate was 32.4%. In 2025, the effective tax rate was impacted by the provision for the Australian litigation. Net Income Net income attributable to shareholders was €54 million (year - to - date 2025: €37 million). Earnings per share from total operations was €0.32 (year - to - date 2025: €0.22). Adjusted earnings per share from continuing operations was €2.96 (year - to - date 2025: €3.07). Operating income Third quarter 2025 2026 ∆% in € millions (138) 141 Performance Coatings January - September 2026 ∆% 2025 183 442 Adjusted EBITDA * 1 9% 390 327 ints 149 152 2% Decorative Pa (477) (133) s Adjusted EBITDA* development year - to - date 2026 (40) (366) Other activitie Adjusted EBITDA ( 6% ) 355 377 in € millions (29) (73) 152% Total Organic adjusted EBITDA growth of €15 million. Scope changes (India, Russia) impacted adjusted EBITDA by €21 million January - September negative, while FX/Other was €9 million positive. Overall, 1,135 54 1,131 adjusted EBITDA increased to €388 million (Q3 2025: €385 - 46 - 12 Third quarter million). 2026 2025 2026 in € millions 2025 355 377 (73) Operating income (29) (114) (156) (31) Financing income and expenses (76) 26 31 7 Results from associates 9 267 252 (97) Profit before tax (96) (192) (186) (78) Income tax (94) 75 66 (175) Profit from continuing operations (190) (2) (1) (1) Profit from discontinued operations (1) 73 65 (176) Profit for the period (191) (19) (28) (2) Non - controlling interests (3) 54 37 (178) Net income (194) Operating income to net income Third quarter January - September AkzoNobel | Report for the third quarter 2026 4 * Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph. FX / Other 1 ∆% 2026 2025 in € millions ∆% 2026 2025 (6%) 616 653 Performance Coatings (4%) 201 209 6% 556 523 Decorative Paints 8% 199 184 (41) (41) Other activities (12) (8) 2026 FX / Scope Organic 2025 — % 1,131 1,135 Total 1% 388 385 Other 1 changes growth*

Financial highlights Cash flows Net cash from operating activities in Q 3 was an inflow of € 187 million (Q 3 2025 : inflow of € 331 million) . The lower inflow compared with Q 3 2025 was mainly due to changes in working capital . Net cash from investing activities in Q3 was an outflow of €81 million (Q3 2025: outflow of €27 million). The change versus Q3 2025 was principally driven by an outflow of €53 million in "Acquisitions, divestments and other changes in consolidation, net of cash acquired/divested/(de)consolidated", which contains the net impact Free cash flow The free cash flow in Q3 2026 was lower compared with Q3 2025, mainly due to changes in working capital. September December September 638 657 EBITDA 25 65 30, 2026 31, 2025 30, 2025 in € millions 4 8 Impairment losses — 1 2,312 1,990 2,258 Trade receivables 273 (16) Pre - tax results on acquisitions and divestments 274 (5) Workforce 1,639 1,529 1,570 Inventories (285) (172) Changes in working capital 16 138 At September 30, 2026, the number of employees was 29,900 (2,372) (2,157) (2,122) Trade payables (51) 298 Changes in provisions (23) 256 (September 30, 2025: 33,200). The 3,300 employees decrease 1,579 1,362 1,706 Trade working capital (142) (147) Interest paid (36) (48) includes a reduction of 2,000 employees due to the divestment of (178) (50) (153) Other working capital items (164) (193) Income tax paid (66) (84) our liquid coatings businesses in India and the deconsolidation of the 7,611 7,891 7,855 Non - current assets (2) 18 Other changes (3) 8 Russian entities. (244) (232) (230) Less investments in associates 271 453 Net cash generated from/(used for) 187 331 (926) (891) (846) Less pension assets operating activities (188) (209) (68) Capital expenditures (66) 83 244 119 Free cash flow 265 Free cash flow * Third quarter 2025 2026 in € millions January - September 2025 2026 Net debt At September 30, 2026, net debt was €3,090 million (December 31, 2025: €2,942 million). The increase compared with December 31, 2025, was mainly due to dividend payments of €281 million, partly offset by cash generated from operations. Leverage ratio* (net debt/ adjusted EBITDA) at September 30, 2026, was 2.1 (December 31, 2025: 2.0). Net debt* September 30, December 31, September 30, 2026 2025 2025 in € millions from the deconsolidation of the Russian entities and the Pakistan (266) (302) (2) Short - term investments divestment. (3,146) (1,618) (1,322) Cash and cash equivalents 5,501 3,670 3,657 Long - term borrowings Net cash from financing activities was an outflow of €129 million in 1,001 1,192 1,695 Short - term borrowings Q3 2026 (Q3 2025: outflow of €530 million). The higher outflow in 3,090 2,942 4,028 Total 2025 was mainly due to changes from borrowings. Invested capital Invested capital at September 30, 2026, totaled €7.4 billion, compared with €7.6 billion at year - end 2025. The lower invested capital was mainly due to the deconsolidation of the Russian entities and Deco South East Asia being reported as held for sale. Invested capital * Deferred tax liabilities (460) (487) (455) Invested capital 7,872 7,593 7,387 Trade working capital Trade working capital at September 30, 2026, was €1.6 billion (September 30, 2025: €1.7 billion). Trade working capital as a percentage of revenue was 15.6% in Q3 2026. Compared with Q3 2025, the decrease is mainly the result of an increase in trade payables. On a comparable basis (excluding held for sale accounting) trade working capital as a percentage of revenue was 15.7% in Q3 2026. Trade working capital * As % of revenue 16.7 14.4 16.8 15.6 15.6 Q3 2025 Q4 2025 Q1 2026 Q2 2026 Q3 2026 AkzoNobel | Report for the third quarter 2026 5 * Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph.

Performance Coatings Highlights Q3 2026 • Organic sales growth of 3% on pricing; revenue up 1% • Adjusted EBITDA margin at 13.3% (2025: 14.0%) Q3 2026 Organic sales growth of 3%, driven by pricing which was up 5%, partly offset by lower volumes. Pricing was positive in all businesses, with flat mix. Slight volume growth in Automotive and Specialty Coatings was more than offset by lower volumes in Industrial Coatings, which were driven by packaging. Scope changes (India, Russia) reduced revenue by 4%, while FX/ Other was 2% positive . As a result, revenue was up 1%. Operating income increased to €141 million (Q3 2025: €138 million negative). The increase in operating income compared with Q3 2025 was mainly due to the impact from the Australian litigation (Project Ichthys) in 2025. Adjusted EBITDA at €201 million (Q3 2025: €209 million). Organic growth at €2 million. Scope changes impacted adjusted EBITDA by negative €9 million. Adjusted EBITDA margin at 13.3% (Q3 2025: 14.0%). Year - to - date 2026 Organic sales growth of 1% on pricing. Volume growth in Powder Coatings and Automotive and Specialty Coatings was more than offset by lower volumes in Industrial Coatings and Marine and Protective Coatings. Pricing was up 3%, partly offset by 1% negative mix. Pricing was positive in all businesses. FX/Other impacted revenue by minus 1% and scope changes reduced revenue by 3%. Overall, revenue was down 3%. Operating income increased to €442 million (year - to - date 2025: €183 million). The increase in operating income compared with year - to - date 2025 was mainly due to the impact from the Australian litigation in 2025. Adjusted EBITDA at €616 million (year - to - date 2025: €653 million), with organic growth down €1 million. Adjusted EBITDA further included €19 million negative FX/Other and €17 million impact from scope changes. Adjusted EBITDA margin was 13.8% (year - to - date 2025: 14.1%). Revenue development Q3 2026 - 2% 5% 3% - 4% 2% 1% Volume Price/mix Organic sales growth* Scope changes FX Revenue 10 5 0 - 5 - 10 Revenue development year - to - date 2026 - 1% 2% 1% - 3% - 1% - 3% Volume Price/mix Organic sales growth* Scope changes FX Revenue 10 5 0 - 5 - 10 1 Other contains hyperinflation sales* ∆% 2025 2026 in € millions sales * ∆% 2026 2025 5% 2% 968 991 Powder Coatings 7% 4% 329 315 (2%) (7%) 1,197 1,112 Marine and Protective Coatings 2% 1% 385 381 3% (1%) 1,023 1,011 Automotive and Specialty Coatings 3% 2% 341 334 (2%) (5%) 1,433 1,366 Industrial Coatings 1% (2%) 455 462 1% (3%) 4,621 4,480 Total 3% 1% 1,510 1,492 Revenue Third quarter January - September ∆% Organic ∆% Organic Adjusted EBITDA* development Third quarter 2026 in € millions January - September 2026 209 2025 reported 653 2 Organic growth* (1) (9) Scope changes (17) (1) FX/Other 1 (19) 201 2026 reported 616 1 Other contains hyperinflation Key financial figures Third quarter January - September 2026 ∆% 2025 in € millions/% ∆% 2026 2025 442 183 Operating income 141 (138) (37) (337) Identified items * (14) (303) (137) (133) Depreciation and amortization 1 (46) (44) 616 (6%) 653 (4%) Adjusted EBITDA * 201 209 13.8 14.1 Adjusted EBITDA margin (%) * 13.3 14.0 Average invested capital * Adjusted return on average invested capital (%) *2 3,628 3,615 — % 19.4 17.3 1 Excluding identified items. 2 Up to Q1 2026, this metric was labelled ROI (Return on Investment); calculation unchanged. AkzoNobel | Report for the third quarter 2026 6 * Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph. FX / Other 1 FX / Other 1

Powder Coatings Q3 organic sales growth of 7% and revenue up 4%, driven by pricing, with flat volumes. Volume growth in industrial & consumer was offset by lower volumes in automotive, while volumes in architectural were flat. Marine and Protective Coatings Q 3 organic sales growth of 2 % and revenue up 1 % on pricing, while volumes were down . Higher volumes in marine, especially in Europe and China, were more than offset by lower volumes in protective . Automotive and Specialty Coatings Q 3 organic sales growth of 3 % and revenue up 2% . Organic sales growth was driven by pricing . Strong volume growth in aerospace was partly offset by lower volumes in automotive . Industrial Coatings Q3 organic sales growth of 1%. Positive pricing was partly offset by lower volumes in wood and packaging. Q3 revenue down 2% on scope changes. More efficient aerospace coating lightens the load for TAP Air Portugal Our Aerospace Coatings business and TAP Air Portugal successfully completed operational trials of lighter aircraft basecoat technology which can reduce coating weight by up to 26kg per aircraft. Based on projected fleet - wide implementation, the lightweight Aerobase UPD formulation is expected to contribute to annual fuel savings of approximately 428.5 tons. This would result in annual cost savings of more than half a million euros and an estimated reduction of around 1,353 tons of CO 2 eq emissions. AkzoNobel | Report for the third quarter 2026 7

Decorative Paints Highlights Q3 2026 • Organic sales growth of 1% on pricing; revenue down 3% • Adjusted EBITDA margin increased to 19.4% (2025: 17.4%) Q3 2026 Organic sales growth of 1%, driven by a 5% increase in pricing. Volumes were lower in Deco LATAM and China, while volumes in Deco EMEA improved sequentially and volumes were higher in South East Asia. Scope changes (India, Russia) reduced revenue by 7%, while FX/ Other was up 3%. As a result, revenue was down 3%. Operating income increased to €152 million (Q3 2025: €149 million), reflecting improvement in the underlying business performance, partly offset by an increase in restructuring related costs reported in identified items, specifically for the Industrial Excellence program, and scope changes. Adjusted EBITDA margin increased to 19.4% (Q3 2025: 17.4%). Adjusted EBITDA at €199 million (Q3 2025: €184 million), with organic growth of €18 million. Adjusted EBITDA was further impacted by negative €14 million from scope changes and €11 million positive FX/Other. Year - to - date 2026 Organic sales growth of 1% , driven by positive pricing in Deco EMEA and Deco LATAM . Volume growth in Deco Asia was more than offset by lower volumes in Deco EMEA . Scope changes reduced revenue by 5% and FX/Other was flat. As a result, revenue was down 4%. Operating income increased to €390 million (year - to - date 2025: €327 million), reflecting improvement in the underlying business * Alternative Performance Measure: For more details on these measures, including reconciliation to the most directly comparable IFRS measures and explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph. performance, partly offset by restructuring related costs, specifically for the Industrial Excellence program, and scope changes. Adjusted EBITDA margin increased to 18.3% (year - to - date 2025: 16.5%). Adjusted EBITDA increased to €556 million (year - to - date 2025: €523 million), reflecting €62 million of organic growth. In addition, adjusted EBITDA included €32 million negative impact from scope changes and a €3 million positive from FX/Other. Revenue development Q3 2026 - 3% 4% 1% - 7% - 3% Volume Price/mix Organic sales growth* Scope changes FX - 10 - 5 0 10 5 Revenue development year - to - date 2026 - 2% 3% 1% - 5% — % - 4% Volume Price/mix Organic sales growth* Scope changes FX Revenue 10 5 0 - 5 - 10 1 Other contains hyperinflation Revenue Third quarter January - September ∆% Organic sales* ∆% 2026 2025 in € millions sales * ∆% 2026 2025 1% (1%) 1,890 1,909 Decorative Paints EMEA 5% 1% 636 630 ∆% Organic 198 207 5% (6%) Decorative Paints Latin America 533 565 6% 2% 2% (20%) 578 227 185 (19% (1%) Decorative 723 Paints Asia 1% (4%) 3,033 1,055 1,028 (3%) 1% Total 3,165 Adjusted EBITDA* development Third quarter January - September 2026 in € millions 2026 523 2025 reported 184 62 Organic growth* 18 1 Other contains hyperinflation January - September 2025 2026 ∆% 327 390 19% (88) (61) (108) (105) 523 556 6% Key financial figures Third quarter 2025 2026 ∆% in € millions/% 149 152 2% Operating income (1) (12) Identified items * (34) (35) Depreciation and amortization 1 184 199 8% Adjusted EBITDA * 17.4 19.4 Adjusted EBITDA margin (%) * 16.5 18.3 Average invested capital * 3,661 3,283 (10%) Adjusted return on average invested capital (%) *2 13.4 16.4 1 Excluding identified items. 2 Up to Q1 2026, this metric was labelled ROI (Return on Investment); calculation unchanged. AkzoNobel | Report for the third quarter 2026 8 FX / Other 1 FX / Other 1 (32) (14) Scope changes FX / Revenue Other 1 3 11 FX / Other 1 556 199 2026 reported 3%

Europe, Middle East and Africa Q3 organic sales growth of 5%, revenue up 1%, driven by positive pricing, while volumes improved sequentially, particularly in the UK, Benelux and North Africa. Latin America Q 3 organic sales growth down 6 % as a result of lower volumes, partly offset by positive pricing, also when excluding inflationary pricing in Argentina . Lower volumes were driven by Brazil, where volumes were impacted by the timing of our price increases . Revenue up 5 % supported by FX impact . Asia Q3 organic sales growth down 1%, with an increase in pricing more than offset by lower volumes and negative mix. Higher volumes in SESA were more than offset by lower volumes in China, driven by weak demand. With a combined 18% impact from the divestment of our liquid coatings businesses in India and FX, revenue was down 19%. Our 2027 Color of the Year invites you to live lightly AkzoNobel has unveiled Soulful Sage as its 2027 Color of the Year. An ethereal, soft and silvery green designed to help you live lightly, it sits at the heart of three carefully curated color stories that perfectly capture the mood for 2027. AkzoNobel | Report for the third quarter 2026 9

Condensed consolidated financial statements Condensed consolidated statement of income Third quarter 2025 2026 in € millions Continuing operations January - September 2025 2026 26 31 7 Results from associates 9 267 252 (97) Profit before tax (96) (192) (186) (78) Income tax (94) 75 66 (175) Profit for the period from continuing (190) operations Discontinued operations (1.13) (1.04) Basic 0.22 0.32 106 — Net effect 106 — (2) (1) (1) Profit/(loss) for the period from discontinued (1) 398 (440) Other comprehensive income/(expense) 176 (32) operations for the period 73 65 (176) Profit for the period (191) (223) — Comprehensive income for the period (375) 471 Attributable to (194) (178) Shareholders of the company 37 54 Comprehensive income for the period attributable to 445 (376) Shareholders of the company (3) (225) 19 28 Non - controlling interests 2 3 26 1 Non - controlling interests 3 2 73 65 Profit for the period (176) (191) 471 (375) Comprehensive income for the period — (223) Earnings per share from total operations (in €) (1.13) (1.04) Diluted 0.22 0.31 Condensed consolidated statement of comprehensive income Third quarter January - September 2025 2026 in € millions 2025 2026 (191) (176) Profit for the period 65 73 foreign operations Other comprehensive income 7,513 7,786 2,538 Revenue 2,547 Items that will not be reclassified to the statement of income: (4,433) (4,673) (1,522) Cost of sales (1,520) 14 (49) 6 14 Post - retirement benefits 3,080 3,113 1,016 Gross profit 1,027 — 12 (2) (4) Income tax (2,453) (2,464) (816) SG&A costs (783) 14 (37) 4 10 Net effect (272) (272) (273) Other results (273) income: Items that may be reclassified subsequently to the statement of 355 377 (73) Operating income (29) 282 (418) (48) 61 Exchange differences arising on translation of (114) (156) (31) Financing income and expenses (76) 12 — Cash flow hedges 12 — — (1) Income tax 3 (4) (403) 278 (36) 60 Net effect Items that have been reclassified to the statement of income: — 106 Recycling of cumulative translation reserve — 106 September 30, 2026 December 31, 2025 in € millions Assets Non - current assets 3,544 3,798 Intangible assets 2,043 2,039 Property, plant and equipment 280 294 Right - of - use assets 1,744 1,760 Other non - current assets 7,611 7,891 Total non - current assets Current assets 1,639 1,529 Inventories 2,651 2,403 Trade and other receivables 191 209 Current tax assets 266 302 Short - term investments 3,146 1,618 Cash and cash equivalents 515 — Assets held for sale 8,408 6,061 Total current assets 16,019 13,952 Total assets Equity and liabilities 5,019 4,822 Group equity Non - current liabilities 1,133 1,253 Provisions and deferred tax liabilities 5,501 3,670 Long - term borrowings 6,634 4,923 Total non - current liabilities Current liabilities 1,001 1,192 Short - term borrowings 2,941 2,690 Trade and other payables 139 139 Current tax liabilities 149 186 Current portion of provisions 136 — Liabilities held for sale 4,366 4,207 Total current liabilities 16,019 13,952 Total equity and liabilities Condensed consolidated balance sheet AkzoNobel | Report for the third quarter 2026 10

100 10 — Debt repayment proceeds 3 (28) 28 (81) Net cash generated from/(used for) investing activities (27) 1,564 (59) (120) Changes from borrowings (503) (281) (302) (9) Dividends paid (27) — (17) — Buy out of non - controlling interests — 1,283 (378) (129) Net cash generated from/(used for) financing activities (530) 1,526 103 (23) Net cash generated from/(used for) continuing operations (226) (1) (1) (1) Cash flows from discontinued operations — 1,525 102 (24) Net change in cash and cash equivalents total operations (226) 1,605 1,273 Net cash and cash equivalents at beginning of period 3,186 1,553 38 (51) Effect of exchange rate changes on cash and cash equivalents 6 (3) 3,168 1,324 Net cash and cash equivalents at September 30 3,168 1,324 Condensed consolidated statement of cash flows Third quarter January - September in consolidation, net of cash acquired/ divested/(de)consolidated 2026 2025 2026 in € millions 2025 75 66 (175) Profit for the period from continuing operations (190) 283 280 Amortization and depreciation 98 94 4 8 Impairment losses — 1 114 156 Financing income and expenses 31 76 (26) (31) Results from associates (7) (9) 273 (5) 274 Pre - tax results on acquisitions and (16) divestments 192 94 78 Income tax 186 (285) 138 16 Changes in working capital (172) (51) 298 (23) Changes in provisions 256 (142) (147) (36) Interest paid (48) (164) (193) (66) Income tax paid (84) (2) 18 (3) Other changes 8 271 453 187 Net cash generated from/(used for) 331 operating activities (188) (209) (68) Capital expenditures (66) 56 37 22 Interest received 13 10 10 10 Dividend from associates 10 (29) (9) (3) Investments in short - term investments — 70 172 11 Repayments of short - term investments 13 (47) 17 (53) Acquisitions, divestments and other changes — Group equity Non - controlling interests Share - holders' equity Other (legal) reserves and undistributed profit Cumulative translation reserves Cash flow hedge reserve Subscribed share capital in € millions 4,816 242 4,574 5,068 (579) — 85 Balance at December 31, 2024 65 28 37 37 — — — Profit for the period (455) (27) (428) (49) (391) 12 — Other comprehensive income/(expense) 15 — 15 12 3 — — Tax on other comprehensive income (375) 1 (376) — (388) 12 — Comprehensive income for the period (302) (39) (263) (263) — — — Dividend 16 — 16 16 — — — Equity - settled transactions — — — (1) — — 1 Issue of common shares (10) 10 (20) (20) — — — Minority share buyout 4,145 214 3,931 4,800 (967) 12 86 Balance at September 30, 2025 4,822 163 4,659 5,374 (801) — 86 Balance at December 31, 2025 73 19 54 54 — — — Profit for the period 106 — 106 — 106 — — Reclassification into the statement of income 296 7 289 14 275 — — Other comprehensive income/(expense) (4) — (4) — (4) — — Tax on other comprehensive income 471 26 445 68 377 — — Comprehensive income for the period (288) (24) (264) (264) — — — Dividend 14 — 14 14 — — — Equity - settled transactions — 1 (1) (1) — — — Minority share buy - out 5,019 166 4,853 5,191 (424) — 86 Balance at September 30, 2026 Consolidated statement of changes in equity AkzoNobel | Report for the third quarter 2026 11

Notes to the condensed consolidated financial statements General information Accounting policies Scope of consolidation Akzo Nobel N.V. is a public limited liability company headquartered in Amsterdam, the Netherlands. The interim condensed consolidated financial statements include the condensed financial statements of Akzo Nobel N.V. and its consolidated subsidiaries (in this document referred to as "AkzoNobel", "the Group" or "the company"). The company was incorporated under the laws of the Netherlands and is listed on Euronext Amsterdam. Basis of preparation These condensed consolidated financial statements for the three - month and nine - month periods ended September 30, 2026, have been prepared in accordance with IAS 34 “Interim Financial Reporting“ as issued by the International Accounting Standards Board (IASB) as adopted by the European Union. All figures in this report are unaudited. The interim condensed consolidated financial statements were discussed and approved by the Board of Management and the Supervisory Board. These interim condensed consolidated financial statements have been authorized for issue on October 20, 2026. The interim condensed consolidated financial statements should be read in conjunction with AkzoNobel’s consolidated financial statements in the 2025 annual report as published on February 24, 2026. The 2025 financial statements were adopted by the Annual General Meeting of shareholders on April 23, 2026. In accordance with Article 393 of Book 2 of the Dutch Civil Code, PricewaterhouseCoopers Accountants N.V. has issued an unqualified auditor’s opinion on the 2025 financial statements. The material accounting policies applied in the interim condensed consolidated financial statements are consistent with those applied in AkzoNobel’s consolidated financial statements for the year ended December 31, 2025, except for amendments to IFRS 9 and IFRS 7 related to “Contracts Referencing Nature - dependent Electricity“ and to “Classification and Measurement of Financial Instruments“. These amendments were assessed and do not materially affect AkzoNobel’s consolidated financial statements. Geopolitical developments (Middle East) The conflict in the Middle East continues to bring volatility. At present, AkzoNobel generates only a low single - digit percentage of its total revenues from this region. However, the implications of this conflict on global raw material prices, logistics costs and raw material availability can have a material adverse effect on AkzoNobel’s business, financial condition, results of operations and/or cash flows. Since Q2 2026, we have seen the impact of the conflict materializing through increased global raw material prices, which we have offset by price increases. We expect the raw material price inflation to sustain throughout the year. We intend to offset inflation with price increases, if needed. Seasonality Revenue and results in Decorative Paints are impacted by seasonal influences. Revenue and profitability tend to be higher in the second and third quarter of the year as weather conditions determine if paints and coatings can be applied. In Performance Coatings, revenue and profitability vary, among others, with building patterns from original equipment manufacturers. Divestment Akzo Nobel Pakistan Limited On September 30, 2026, AkzoNobel completed the sale of its shares in Akzo Nobel Pakistan Limited to IGI Investments, part of the Packages Group. The result on the divestment of Akzo Nobel Pakistan Limited amounted to €46 million negative, and breaks down as per the table below: Result on divestment Akzo Nobel Pakistan Limited in € millions 2026 Gross Proceeds 48 Derecognition of assets and liabilities (including non - controlling interest) (40) Cost allocated to the divestment, mainly related to recycling of cumulative translation differences to P&L (52) Pre - tax result on divestment (44) Income tax related to the divestment (2) Total result on divestment (46) The pre - tax result on divestment is included in “Other results” in the Condensed consolidated statement of income; income tax is accounted for on the tax line. Cash inflow from divestment in € millions 2026 Consideration for shares sold 48 Cash and cash equivalents derecognized on disposal — Total (net) cash inflow from divestment 48 The total (net) cash inflow from divestment is presented within "Acquisitions, divestments and other changes in consolidation, net of cash acquired/divested/(de)consolidated" in the Condensed consolidated statement of cash flows. AkzoNobel | Report for the third quarter 2026 12

Balance sheet at divestment date September 30, 2026 2026 in € millions 24 Intangible assets 1 17 Property, plant and equipment 1 Other non - current assets — Cash and cash equivalents 9 Inventories 11 Trade receivables 8 Other current assets (13) Non - current liabilities (9) Trade payables (7) Other current liabilities (1) Non - controlling interest 40 Net assets and liabilities divested 1 Includes allocations The business sold represents less than 0.5% of our revenue; discontinued operations treatment is not applicable. Deconsolidation of Russian entities By presidential decree of July 13, 2026, the company’s Russian entities were placed under temporary external administration. As of that date, the operational oversight was transferred to a designated external entity, while underlying ownership remained unchanged. Although AkzoNobel retained title to the shares in its Russian entities, under the temporary external administration, the company no longer has control over these entities. The Russian entities have therefore been deconsolidated as from July 13, 2026. As from the date of deconsolidation, the shares of the Russian entities have been reported as an equity investment, measured at fair value. The result on the loss of control over the Russian entities amounted to €230 million negative, and breaks down as per the table below: Result on loss of control Russian entities in € millions 2026 Fair value of retained interest 60 Derecognition of assets and liabilities (235) Recycling of cumulative translation differences to P&L (55) Total result on loss of control (230) The result on the loss of control over the Russian entities is included in “Other results” in the Condensed consolidated statement of income. No income tax applies. The total (net) cash outflow from loss of control over the Russian entities amounts to €101 million and is presented within "Acquisitions, divestments and other changes in consolidation, net of cash acquired/divested/(de)consolidated" in the Condensed consolidated statement of cash flows. Balance sheet at deconsolidation date July 13, 2026 2026 in € millions 28 Intangible assets 1 28 Property, plant and equipment 6 Other non - current assets 49 Inventories 45 Trade receivables 101 Cash and cash equivalents — Other current assets (2) Non - current liabilities (14) Trade payables (6) Other current liabilities 235 Net assets and liabilities deconsolidated 1 Includes allocations The Russian entities represented less than 2% of AkzoNobel’s consolidated revenue in the first half of 2026; discontinued operations treatment is not applicable. At the end of the third quarter, the shares in the Russian entities were classified as held for sale. The fair value measurement of the shares (€60 million) was based on customary valuation practices in the Russian market. Future changes to the fair value of the shares in the Russian entities will be included in the Consolidated statement of income. Intended divestment of Deco South East Asia On October 5, 2026, Akzo Nobel N.V. announced it has signed agreements to sell its Deco South East Asia business to Nippon Paint. The transaction is based on a total enterprise value of approximately $1.35 billion (€1.20 billion). The net cash proceeds, after taxes and non - controlling interests, are expected to be approximately $1 billion (€0.9 billion). The agreements encompass AkzoNobel’s Decorative Paints businesses in seven countries : Vietnam, Indonesia, Malaysia, Thailand, Singapore, Papua New Guinea and Australia . The transactions are subject to customary closing conditions, including regulatory approvals. Completion is expected in mid - 2027, except for the sale of the Indonesia business, which is expected to complete separately in late 2026. The assets and liabilities were classified as held for sale as of September 30, 2026. No impairment was recognized upon classification as held for sale. The disposal group includes non - controlling interests with a carrying amount of €22 million as at September 30, 2026; these non - controlling interests will be derecognized upon completion of the transaction. On September 30, 2026, the related cumulative translation adjustments recognized in equity amounted to €15 million negative; this amount will be recycled to the P&L at completion. The business reported as held for sale represents approximately 3% of our revenue; discontinued operations treatment is not applicable. Assets and liabilities held for sale 2026 September 30, 2026 in € millions 289 Intangible assets 1 39 Property, plant and equipment 6 Other non - current assets 28 Inventories 56 Trade receivables 33 Cash and cash equivalents 4 Other current assets 455 Assets held for sale 57 Non - current liabilities 72 Trade payables 7 Other current liabilities 136 Liabilities held for sale 1 Includes allocations Intended merger with Axalta On November 18, 2025, Akzo Nobel N.V. (“AkzoNobel”) and Axalta Coating Systems Ltd. (“Axalta”) announced that they had entered AkzoNobel | Report for the third quarter 2026 13

into a definitive agreement to combine in an all - stock merger, creating a premier global coatings company. The combination will bring together two coatings industry leaders In connection with the transaction, AkzoNobel intends to pay a special cash dividend to AkzoNobel shareholders equal to €2.5 billion, minus the aggregate amount of any regular annual and interim dividends paid by AkzoNobel to AkzoNobel shareholders in 2026, prior to completion. The special dividend is conditional on completion of the transaction and on the level of regular dividends paid in 2026. The merger agreement prohibits AkzoNobel to repurchase shares up to the merger date. On August 5, 2026, shareholders of both AkzoNobel and Axalta voted in favor of all resolutions related to the proposed all - share merger. AkzoNobel shareholders will own approximately 55% and Axalta shareholders will own approximately 45% of the combined company on a pro forma basis immediately after closing. The companies expect the transaction to close in early 2027, subject to the receipt of requisite regulatory approvals, authorization for the combined company’s shares to be listed on NYSE, payment of the special dividend by AkzoNobel, completion of AkzoNobel’s works council consultation requirements and the satisfaction of other customary closing conditions. If either of the companies terminates the merger agreement, the terminating party may be required to pay the other party a € 150 million termination fee . Revenue disaggregation The following table reflects the disaggregation of revenue. Additional disaggregation of revenue is included on the respective pages on Decorative Paints and Performance Coatings. Timing of revenue recognition 7,577 3,118 4,459 Goods transferred at a point in time 209 47 162 Services transferred over time 7,786 3,165 4,621 Total Total Decorative Paints Performance Coatings in € millions 240 171 69 The Netherlands 3,484 1,719 1,765 Other EMEA countries 1,205 336 869 North Asia 722 242 480 South East and South Asia 936 — 936 North America 926 565 361 Latin America 7,513 3,033 4,480 Total Timing of revenue recognition 7,311 2,978 4,333 Goods transferred at a point in time 202 55 147 Services transferred over time 7,513 3,033 4,480 Total Revenue disaggregation January - September 2025 Performance Decorative Total Paints Coatings in € millions with complementary portfolios of highly regarded brands to better 258 172 86 The Netherlands serve customers across key end markets and enhance value for 3,521 1,737 1,784 Other EMEA countries shareholders, employees and other stakeholders. 1,224 340 884 North Asia 927 383 544 South East and South Asia The terms of the agreement stipulate that Axalta shareholders will 982 — 982 North America receive 0.6539 shares of AkzoNobel stock for each share of Axalta 874 533 341 Latin America common stock owned, with AkzoNobel being the surviving entity. 7,786 3,165 4,621 Total January - September 2026 Hyperinflation accounting (Türkiye and Argentina) For Türkiye and Argentina, hyperinflation accounting is applied. The impact of the application of hyperinflation accounting, which includes the use of end of period rates to translate the income statement, is shown in the table below. (20) (20) (2) position (6) — 2 — Other financing income/expenses 1 (32) (35) (7) Profit before tax (9) (4) (4) (1) Income tax (1) (36) (39) (8) Profit for the period (10) 5 7 1 Non - controlling interests 3 (31) (32) (7) Net income (7) Hyperinflation accounting Third quarter January - September 2026 2025 in € millions 2026 2025 10 (24) Revenue 3 1 (12) (17) Operating income (5) (4) Hyperinflation: gain/loss on net monetary Hyperinflation impact on adjusted EBITDA for Q3 was €3 million negative (Q3 2025: €3 million negative); for the year - to - date the impact was €9 million negative (year - to - date 2025: €14 million negative). AkzoNobel | Report for the third quarter 2026 14

Shareholders’ equity and non - controlling interests Development of shareholders’ equity Shareholders' equity amounted to €4.9 billion at September 30, 2026, compared with €4.7 billion at year - end 2025. The main movements related to: • Profit for the period of €54 million • Positive currency effects of €377 million (net of taxes) driven by changes in the exchange rate of the euro versus other currencies (in particular the Colombian peso, Chinese yuan, US dollar and Pound sterling), and including €106 million impact from the reclassification of cumulative currency translation differences to the statement of income related to the deconsolidation of the Russian entities and the Pakistan divestment Partly offset by: • Dividend of €264 million Dividend The dividend policy remains unchanged and is to pay a stable to rising dividend. An interim dividend of €0.44 per share will be paid. In 2025, an interim dividend of €0.44 was also paid. A final 2025 dividend of €1.54 (2024: €1.54) per common share was approved at the AGM on April 23, 2026, which resulted in a total 2025 dividend of €1.98 (2024: €1.98) per share. Outstanding share capital The outstanding share capital €85.7 million, with 171.4 million common shares outstanding at the end of September 2026. The weighted average number of outstanding shares year - to - date 2026 was 171.3 million shares. Pensions The net balance sheet position (according to IAS19) of the pension plans at September 30, 2026, was a surplus of €0.8 billion (year - end 2025: surplus of €0.6 billion). The development during the first nine months of 2026 comprised gains from higher discount rates, offset by losses from higher inflation rates and lower plan asset returns in key countries. Contingent liabilities/Project Ichthys update A contingent liability is a liability of uncertain timing or amount. Contingent liabilities are not recognized in the balance sheet because they are dependent on the occurrence or non - occurrence of one or more uncertain future events not wholly within the control of the entity, or because (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or (ii) the amount of the obligation cannot be measured with sufficient reliability. Legal proceedings The company and certain of its (former) group companies are involved in legal proceedings as well as proceedings by / discussions with governments, tax authorities, environmental agencies and other authorities. While it is not feasible to predict or determine the outcome of all pending and threatening legal proceedings and proceedings by/ discussions with governments, tax, environmental agencies and other authorities, the company is of the opinion that the case described below may have a significant impact on the company’s consolidated financial position, results of operations and cash flows. In accordance with IAS 37.92, certain information is not disclosed for legal proceedings for which the company concludes that disclosure can be expected to seriously prejudice the outcome of the matter. Project Ichthys (no material developments) AkzoNobel is defending claims brought by INPEX Operations Australia in 2021 and JKC Australia LNG in 2017 relating to the specification and use of an AkzoNobel product which was applied to part of the pipework for the Ichthys Onshore Project in Darwin, Australia, a large LNG project, between 2013 and 2015. The claims allege that AkzoNobel is liable for significant damages (relating to degradation of the coating on extensive parts of the pipework), and associated remediation costs are sought under the Australian Consumer Law. The vast majority of the damages claimed for remediation costs have not yet been incurred, rather they relate to (modelled) future inspection and remediation costs. AkzoNobel denies liability and contests the quantum of alleged damages. In 2024, the case proceeded to trial in the Federal Court of Australia. As part of the proceedings, the Federal Court of Australia appointed a Referee for the consideration of the potential quantum should any liability be established. Following issuance of the Referee’s quantum report, INPEX has sought damages in the amount of AUD 4.8 billion (€2.9 billion as of September 30, 2026). There are several other scenarios in the Referee’s quantum report for calculating potential damages with significantly lower amounts. Following the completion of the main hearing phase in May 2025, the Federal Court continues to address various procedural and substantive matters as part of the ongoing proceedings. AkzoNobel maintains that it is not liable for any alleged damages and thus argues its liability towards both INPEX and JKC should be zero (0). The Federal Court of Australia has yet to decide on liability, and if AkzoNobel is found liable, on the appropriate amount of damages that AkzoNobel is liable for (including whether any liability should be shared with other parties involved). In Q3 2025, AkzoNobel recognized a provision of €300 million in respect of Project Ichthys, relating to the elements in the claims for which the IAS 37 recognition criteria are met. Other elements not meeting the requirements are presented as contingent liabilities and remain unprovided for. AkzoNobel is insured with a maximum coverage of €500 million for cash outflows, whether presented as a provision or as a contingent liability. In accordance with IAS 37.92, no further information is disclosed, as such disclosure might seriously prejudice the outcome of the matter. The timing of the Federal Court of Australia's judgment remains uncertain, although it is not anticipated before 2027. Either party can appeal the first instance decision to the Full Court of the Federal Court of Australia. A further appeal can be made to the High Court of Australia if special leave is granted. Under Australian law, a verdict would be payable soon after being issued, unless a stay would be obtained. The amounts in such verdict could be significantly higher than the amount currently provided for. AkzoNobel | Report for the third quarter 2026 15

Borrowings In March 2026, the company issued: • A €600 million bond with a 4.0% interest rate, due in 2031 • A €500 million bond with a 4.625% interest rate, due in 2036 In April 2026, a €500 million bond was repaid. In June 2026, the company issued a €750 million bond with a 3.625% interest rate, due in 2029. Cash flow reconciliation in € millions September 30, 2025 September 30, 2026 Cash and cash equivalents in the balance sheet 1,322 3,146 Debt to credit institutions (22) (11) Held for sale 24 33 Total per statement of cash flows 1,324 3,168 Related parties AkzoNobel purchased and sold goods and services to various related parties in which we hold a 50% or less equity interest (associates). These transactions were not material to the Condensed consolidated financial statements. We consider the members of the Executive Committee and the Supervisory Board to be the key management personnel as defined in IAS 24 “Related parties”. Transactions with board members are limited to those conducted in their capacity as members of the Executive Committee or Supervisory Board. Related party transactions with pension funds are limited to those inherent to the purpose of the pension funds. Financial risk management The Consolidated financial statements for the year ended December 31, 2025, provide a description of the financial risks faced by the company in its regular operations, as well as the policies and procedures established to mitigate these risks. The risks, policies and procedures outlined in the Consolidated financial statements are still applicable and relevant. The carrying amount of the financial assets and current liabilities is a reasonable approximation of their fair value. The fair value of total borrowings (Level 1) as at September 30, 2026, was €6,258 1 million (December 31, 2025: €4,767 million); the carrying amount measured at amortized cost was €6,505 1 million (December 31, 2025: €4,862 million). During the year - to - date there have been no material changes in the fair value hierarchy. 1 Including borrowings held for sale (fair value €3 million; book value €3 million). AkzoNobel | Report for the third quarter 2026 16

Alternative Performance Measures In presenting and discussing AkzoNobel’s operating results, management uses certain Alternative Performance Measures (APMs) not defined by IFRS Accounting Standards. Management considers these APMs to be relevant supplementary indicators of the company’s performance. These or similar measures are widely used in the industry to assess operational performance, developments and positions. Management believes that reporting these measures supports readers’ understanding of, among others, the company’s sales performance, profitability, financial strength and funding requirements. APMs should not be viewed in isolation as alternatives to the equivalent IFRS measures. Rather, they should be used as supplementary information in conjunction with the most directly comparable IFRS measures. APMs do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other companies. Explanations and reconciliations of the APMs to the most directly comparable IFRS measures can be found in this paragraph. Identified items Identified items are special charges and benefits, (post) acquisition and divestment related items, major restructuring and impairment charges, charges and benefits related to major legal, environmental and tax cases, pension curtailments and buy - outs, and hyperinflation accounting adjustments for inventory positions that exceed normal operational levels. By excluding identified items, AkzoNobel management believes the comparability of the operational results increases and financial performance can be evaluated more effectively. Identified items are excluded when calculating Adjusted operating income, adjusted EBITDA, adjusted EBITDA margin, adjusted return on average invested capital and Adjusted earnings per share (EPS). Restructuring - related costs primarily relate to costs for accruals for certain employee benefits and for other costs which are directly associated with plans to exit or cease specific activities, closing down of facilities and right - sizing the organization. Acquisitions and divestments - related results include all results on acquisitions and divestments of businesses, all results on deconsolidation, all costs directly related to mergers, acquisitions and divestments, and post - merger integration costs. It also includes results on divestments not being part of a business divestment when certain materiality thresholds are met. Hyperinflation impact from excess inventory positions relates to the hyperinflation accounting impact of inventory positions that exceed normal operational levels . Legal and environmental costs mainly includes costs related to provisions for non - operational sites, employer liabilities recorded for former employees, and legal and environmental costs for which certain materiality thresholds are met. Total Other activities Decorative Paints Performance Coatings Total Other activities Decorative Paints Performance Coatings in € millions/ % 2,538 — 1,028 1,510 2,547 — 1,055 1,492 Revenue (176) (191) Profit for the period (1) (1) Profit for the period from discontinued operations (78) (94) Income tax 7 9 Results from associates (31) (76) Financing income and expenses (73) (366) 152 141 (29) (40) 149 (138) Operating income (24) — (10) (14) (26) (2) — (24) Restructuring - related costs, including impairments (327) (327) — — (14) (13) — (1) Acquisitions and divestments - related results (2) — (2) — (1) — — (1) Hyperinflation impact from excess inventory positions (15) (15) — — (282) (7) — (275) Legal and environmental costs (2) (2) — — (3) — (1) (2) Other (370) (344) (12) (14) (326) (22) (1) (303) Total identified items 1 297 (22) 164 155 297 (18) 150 165 Adjusted operating income (91) (10) (35) (46) (88) (10) (34) (44) Depreciation and amortization 2 388 (12) 199 201 385 (8) 184 209 Adjusted EBITDA 15.3% 19.4% 13.3% 15.1% 17.4% 14.0 % Adjusted EBITDA margin (%) Profit for the period to Adjusted EBITDA and Adjusted EBITDA margin Third quarter 2025 Third quarter 2026 1 Please refer to the text in this section for the detailed explanation of identified items. 2 Excluding identified items, please refer to the quarterly statistics section for the detailed impact of identified items on depreciation and amortization. AkzoNobel | Report for the third quarter 2026 17

Adjusted EBITDA and Adjusted operating income Adjusted EBITDA is operating income excluding depreciation, amortization and identified items. Adjusted operating income is operating income excluding identified items. These measures are used to evaluate the performance of the company and its segments. By excluding identified items, the comparability of the operational results increases and financial performance can be evaluated more effectively. Management views adjusted EBITDA and adjusted operating income as appropriate measures for (segment) performance. Adjusted EBITDA margin Adjusted EBITDA margin is an operational profit margin. Adjusted EBITDA margin is adjusted EBITDA as a percentage of revenue. The measure provides a clear picture of (the development of) profitability. Q3 Identified items In Q3 2026, restructuring - related costs primarily included costs for the Industrial Excellence program. In Q3 2025, restructuring - related costs primarily included costs for the Industrial Excellence program and the SG&A cost reduction program. In Q3 2026, acquisitions and divestments - related results primarily included the result on deconsolidation of the Russian entities (€230 million negative), the result on the Pakistan divestment (€56 million negative), as well as costs related to the intended merger with Axalta. In Q3 2025, acquisitions and divestments - related results mainly included costs related to the intended merger with Axalta. In Q3 2026, the legal and environmental costs mainly related to charges for environmental liabilities. In Q3 2025, the legal and environmental costs for €275 million related to Project Ichthys, while the remaining €7 million related to charges for employee liability claims and for environmental liabilities. Year - to - date Identified items Year - to - date 2026 restructuring - related costs primarily included costs for the Industrial Excellence program, while year - to - date 2025 restructuring - related costs primarily included costs for the industrial excellence program and the SG&A cost reduction program. Year - to - date 2026 acquisitions and divestments - related results primarily included the result on deconsolidation of the Russian entities (€230 million negative) and the result on the Pakistan divestment (€56 million negative), as well as costs related to the intended merger with Axalta. Year - to - date 2025 mergers and acquisitions mainly included costs related to the divestment of our liquid coatings business in India and costs related to the intended merger with Axalta. In year - to - date 2026 , legal and environmental costs mainly included charges for environmental liabilities and for employee liability claims . In year - to - date 2025 , legal and environmental costs mainly included €275 million of costs related to Project Ichthys. The remainder related to charges for environmental liabilities and for employee liability claims. Total Other activities Decorative Paints Performance Coatings Total Other activities Decorative Paints Performance Coatings in € millions/% 7,513 — 3,033 4,480 7,786 — 3,165 4,621 Revenue 73 65 Profit for the period (2) (1) Profit for the period from discontinued operations (192) (186) Income tax 26 31 Results from associates (114) (156) Financing income and expenses 355 (477) 390 442 377 (133) 327 183 Operating income (99) (4) (58) (37) (151) (10) (83) (58) Restructuring - related costs including impairments (381) (381) — — (24) (21) (2) (1) Acquisitions and divestments - related results (3) — (3) — (3) — (2) (1) Hyperinflation impact from excess inventory positions (19) (19) — — (297) (22) — (275) Legal and environmental costs (3) (3) — — (12) (9) (1) (2) Other (505) (407) (61) (37) (487) (62) (88) (337) Total identified items 1 860 (70) 451 479 864 (71) 415 520 Adjusted operating income (271) (29) (105) (137) (271) (30) (108) (133) Depreciation and amortization 2 1,131 (41) 556 616 1,135 (41) 523 653 Adjusted EBITDA 15.1% 18.3% 13.8% 14.6% 16.5% 14.1 % Adjusted EBITDA margin Profit for the period to Adjusted EBITDA and Adjusted EBITDA margin January - September 2025 January - September 2026 1 Please refer to the text in this section for the detailed explanation of identified items. 2 Excluding identified items, please refer to the quarterly statistics section for the detailed impact of identified items on depreciation and amortization. AkzoNobel | Report for the third quarter 2026 18

Adjusted gross margin Adjusted gross profit is revenue less cost of sales, excluding identified items. Adjusted gross margin is Adjusted gross profit as a percentage of revenue. This measure provides insight into profit development excluding SG&A costs. By excluding identified items, the comparability of the gross margin development increases and financial performance can be evaluated more effectively. 1,055 1,048 Adjusted gross profit 3,239 3,169 41.4 41.3 Adjusted gross margin 41.6 42.2 3,113 3,080 1,027 1,016 Gross profit (28) (32) Identified items (126) (89) Trade working capital Trade working capital is defined as the sum of inventories, trade receivables and trade payables. When expressed as a ratio, trade working capital is measured against four times last quarter revenue. A reconciliation of trade working capital to the most directly comparable IFRS measure is available in the Financial highlights. Management uses trade working capital for cash flow management, to identify opportunities to improve cash generation and to optimize the use of cash . Adjusted earnings per share Adjusted earnings per share is used to provide additional insight into the underlying profitability per share of the company. It helps with comparing performance over time, as well as to industry benchmarks and peers. Adjusted earnings per share from continuing operations Third quarter January - September 2025 2026 in € millions 2025 2026 (190) (175) Profit from continuing operations 66 75 326 24 15 370 Identified items reported in operating 487 505 income (10) Identified items reported in interest 22 (10) (12) Identified items reported in income (22) (44) tax (in millions) (19) (28) (2) Non - controlling interests (3) Adjusted gross margin 507 525 171 Adjusted net income from 172 January - September Third quarter continuing operations 2026 2025 2026 2025 171.3 171.0 Weighted average number of shares 171.4 171.0 7,513 7,786 Revenue 2,538 2,547 1.01 1.00 Adjusted earnings per share from continuing operations 3.07 2.96 Free cash flow Free cash flow is the total of cash generated from/(used for) operating activities, minus capital expenditures. AkzoNobel reports on free cash flow as management believes it to be a useful measure to provide additional insight into the cash generating capability of its operations. A reconciliation of free cash flow to the most directly comparable IFRS measure is available in the Financial highlights. Organic growth Organic growth compares revenues (= sales) and EBITDA between periods, excluding the impact of changes in consolidation (= scope changes), the impact of changes in foreign exchange rates and the impact of hyperinflation accounting . The impact of changes in foreign exchange rates is calculated by re - translating the prior year local currency amounts into euros at the current year’s foreign exchange rates. Organic growth comparison provides a better understanding of underlying revenue (sales) and adjusted EBITDA growth factors. Reconciliation to the development of revenue and adjusted EBITDA is available in the Financial highlights (for consolidated revenues and consolidated adjusted EBITDA), as well as in the Performance Coatings and Decorative Paints sections (at segment level). (Average) invested capital Invested capital is total assets (excluding cash and cash equivalents, short - term investments, investments in associates, pension assets, assets held for sale) less current tax liabilities, deferred tax liabilities and trade and other payables. Average invested capital is the average of the quarter - end invested capital balances for the last four quarters. Management uses average invested capital to monitor, assess and optimize the total amount of capital invested. AkzoNobel | Report for the third quarter 2026 19

Average invested capital September 2025 in € millions Trade receivables Inventories Trade payables Trade working December March 30, June 30, September 31, 2024 2025 2025 30, 2025 Average 2,144 2,414 2,299 2,258 2,279 1,721 1,777 1,638 1,570 1,677 (2,220) (2,310) (2,153) (2,122) (2,201) 1,645 1,881 1,784 1,706 1,754 associates capital (75) (153) 18 (28) (137) Other working capital items 8,108 7,855 7,838 8,324 8,413 Non - current assets (235) (230) (248) (234) (227) Less investments in 7,698 800 3,283 3,615 Average invested capital (914) (926) (923) (916) (891) Less pension assets (490) (455) (519) (498) (487) Deferred tax liabilities 1,142 119 464 559 Operating income 1 7,698 7,387 7,904 7,907 7,593 Invested capital 1,077 (86) 539 624 Adjusted operating income 1 Average invested capital September 2026 long - term growth. (890) (846) (854) (931) (929) Less pension assets (475) (460) (449) (501) (491) Deferred tax liabilities (Adjusted) Return on average invested capital 8,187 7,872 8,089 8,511 8,274 Invested capital (238) (244) (236) (241) (232) Less investments in associates (Adjusted) Return on average invested capital Return on average invested capital is operating income of the last 12 months as a percentage of average invested capital. Management uses return on average invested capital to assess the efficiency of investments and make informed decisions on capital allocation, in order to maximize returns and drive long - term growth. Adjusted return on average invested capital is adjusted operating income of the last 12 months as a percentage of average invested capital. Management uses adjusted return on average invested capital to assess the efficiency of investments and make informed decisions on capital allocation, in order to maximize returns and drive 6.2 10.1 9.2 Return on average invested capital 13.3 13.4 19.4 Adjusted return on average invested capital 2 Total activities Paints Coatings in € millions September June 30, March 30, December 8,187 898 3,661 3,628 Average invested capital 30, 2026 Average 2026 2026 31, 2025 in € millions 504 (197) 368 333 Operating income 1 2,312 2,221 2,347 2,234 1,990 Trade receivables 1,091 (102) 489 704 Adjusted operating income 1 1,639 1,620 1,702 1,609 1,529 Inventories (2,372) (2,302) (2,433) (2,244) (2,157) Trade payables 1,579 1,539 1,616 1,599 1,362 Trade working capital (178) (67) (46) 4 (50) Other working capital items Non - current assets 7,891 7,959 8,012 7,611 7,868 October 2025 - September 2026 14.8 14.1 15.5 Return on average invested capital 14.0 16.4 17.3 Adjusted return on average invested capital 2 October 2024 - September 2025 Performance Decorative Other in € millions Performance Decorative Other Coatings Paints activities Total 1 Please refer to the quarterly statistics section for the calculation of the last 12 months. 2 Held for sale accounting impacted Adjusted Return on average invested capital with 0.3 p.p.; excluding held for sale accounting it was 13.7 (Q3 2025: 13.2) Net debt Net debt is used by management to assess the overall financing position and liquidity profile. Net debt is defined as long - term borrowings plus short - term borrowings, less cash and cash equivalents and short - term investments. A reconciliation is available in the Financial highlights section of this report. Leverage ratio Management monitors capital headroom based on the leverage ratio net debt/adjusted EBITDA. The leverage ratio is calculated based on the net debt per balance sheet position divided by adjusted EBITDA of the last 12 months. 2026 2025 in € millions 3,090 4,028 Net debt 1,440 1,456 Adjusted EBITDA 1 2.1 2.8 Leverage ratio Leverage ratio 1 October 2024 - September 2025/October 2025 - September 2026 1 Please refer to the quarterly statistics section for the calculation of the last 12 months. Amsterdam, October 20, 2026 The Board of Management Greg Poux - Guillaume Maarten de Vries AkzoNobel | Report for the third quarter 2026 20

Quarterly statistics 2026 Year - to - date Q3 Q2 Q1 in € millions 2025 Full - year Q4 Q3 Q2 Q1 Revenue 4,480 1,510 1,543 1,427 Performance Coatings 6,068 1,447 1,492 1,546 1,583 3,033 1,028 1,046 959 Decorative Paints 4,090 925 1,055 1,080 1,030 7,513 2,538 2,589 2,386 Total 10,158 2,372 2,547 2,626 2,613 EBITDA* 586 191 208 187 Performance Coatings 485 166 (91) 193 217 499 189 183 127 Decorative Paints 554 113 186 139 116 (447) (355) (48) (44) Other activities 503 606 (30) (26) (47) 638 25 343 270 Total 1,542 885 65 306 286 Adjusted EBITDA (excluding Identified items)* 616 201 219 196 Performance Coatings 843 190 209 231 213 556 199 191 166 Decorative Paints 648 125 184 147 192 (41) (12) (12) (17) Other activities (47) (6) (8) (21) (12) 1,131 388 398 345 Total 1,444 309 385 357 393 15.1 15.3 15.4 14.5 Adjusted EBITDA margin* (in %) 14.2 13.0 15.1 13.7 15.0 Depreciation and amortization (144) (50) (47) (47) Performance Coatings (185) (49) (47) (46) (43) (109) (37) (36) (36) Decorative Paints (153) (39) (37) (39) (38) (30) (11) (9) (10) Other activities (40) (10) (10) (9) (11) (283) (98) (92) (93) Total (378) (98) (94) (94) (92) Depreciation and amortization (excluding Identified items) (137) (46) (45) (46) (178) Performance Coatings (45) (44) (43) (46) (105) (35) (35) (35) (145) Decorative Paints (37) (34) (36) (38) (29) (10) (9) (10) (40) Other activities (10) (10) (11) (9) (271) (91) (89) (91) (363) Total (92) (88) (90) (93) * Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph. AkzoNobel | Report for the third quarter 2026 21

Quarterly statistics 2026 Year - to - date Q3 Q2 Q1 in € millions 2025 Full - year Q4 Q3 Q2 Q1 Operating income 442 141 161 140 Performance Coatings 300 117 (138) 150 171 390 152 147 91 Decorative Paints 401 74 149 101 77 (477) (366) (57) (54) Other activities 463 596 (40) (37) (56) 355 (73) 251 177 Total 1,164 787 (29) 214 192 Identified items included in operating income (37) (14) (13) (10) (365) Performance Coatings (28) (303) (20) (14) (61) (12) (9) (40) (102) Decorative Paints (14) (1) (55) (32) (407) (344) (36) (27) 550 Other activities 612 (22) (14) (26) (505) (370) (58) (77) 83 Total 570 (326) (89) (72) Adjusted operating income (excluding Identified items)* 479 155 174 150 Performance Coatings 665 145 165 170 185 451 164 156 131 Decorative Paints 503 88 150 156 109 (70) (22) (21) (27) Other activities (87) (16) (18) (23) (30) 860 297 309 254 Total 1,081 217 297 303 264 Reconciliation financing income and expenses 58 23 20 15 49 Financing income 13 12 10 14 (155) (61) (54) (40) (176) Financing expenses (41) (45) (48) (42) (97) (38) (34) (25) (127) Net interest on net debt (28) (33) (38) (28) Other interest 24 8 8 8 32 Financing income related to post - retirement benefits 8 8 8 8 4 8 (2) (2) (35) Interest on provisions (8) (25) (2) — (45) (9) (18) (18) (69) Other items (15) (26) (18) (10) (17) 7 (12) (12) (72) Net other financing charges (15) (43) (12) (2) (114) (31) (46) (37) (199) Financing income and expenses (43) (76) (50) (30) * Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph. AkzoNobel | Report for the third quarter 2026 22

Quarterly statistics 2026 Year - to - date Q3 Q2 Q1 2025 Full - year Q4 Q3 Q2 Q1 Quarterly net income analysis (in € millions) 26 7 11 8 Results from associates 33 2 9 15 7 267 (97) 216 148 Profit before tax 998 746 (96) 179 169 (192) (78) (67) (47) Income tax (326) (140) (94) (44) (48) 75 (175) 149 101 Profit for the period from continuing operations 672 606 (190) 135 121 72 (80) 31 32 Effective tax rate (in %) 33 19 (98) 25 28 Earnings per share from continuing operations (in €) 0.33 (1.03) 0.82 0.54 Basic 3.72 3.50 (1.13) 0.73 0.63 0.32 (1.03) 0.81 0.54 Diluted 3.70 3.48 (1.13) 0.72 0.62 Earnings per share from discontinued operations (in €) (0.01) (0.01) (0.01) — — (0.01) Basic (0.01) — — (0.01) (0.01) (0.01) — — (0.01) Diluted (0.01) — — Earnings per share from total operations (in €) 0.32 (1.04) 0.81 0.54 Basic 3.71 3.50 (1.13) 0.73 0.63 0.31 (1.04) 0.81 0.54 Diluted 3.69 3.48 (1.13) 0.72 0.62 Number of shares (in millions) 171.3 171.4 171.4 171.2 Weighted average number of shares 171.0 171.1 171.0 171.0 170.8 171.4 171.4 171.4 171.3 Number of shares at end of quarter 171.1 171.1 171.1 171.0 170.9 Adjusted earnings from continuing operations (in € millions)* 75 - 175 149 101 Profit from continuing operations 672 606 (190) 135 121 505 370 58 77 Identified items reported in operating income (83) (570) 326 89 72 (10) (10) (2) 2 Identified items reported in interest 20 (2) 24 — (2) (44) (12) (13) (19) Identified items reported in income tax 48 70 15 (20) (17) (19) (2) (9) (8) Non - controlling interests (36) (8) (3) (11) (14) 507 171 183 153 Adjusted net income from continuing operations 621 96 172 193 160 2.96 1.00 1.07 0.89 Adjusted earnings per share from continuing operations (in €) 3.63 0.56 1.01 1.13 0.94 * Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph. AkzoNobel | Report for the third quarter 2026 23

Quarterly statistics - last 12 months 2026 Last 12 months Q3 2026 Q2 2026 Q1 2026 Q4 2025 in € millions 2025 Last 12 months Q3 2025 Q2 2025 Q1 2025 Q4 2024 EBITDA* 752 191 208 187 166 Performance Coatings 515 (91) 193 217 196 612 189 183 127 113 Decorative Paints 521 186 139 116 80 159 (355) (48) (44) 606 Other activities (158) (30) (26) (47) (55) 1,523 25 343 270 885 Total 878 65 306 286 221 Adjusted EBITDA (excluding Identified items)* 806 201 219 196 190 Performance Coatings 883 209 213 231 230 681 199 191 166 125 Decorative Paints 636 184 192 147 113 (47) (12) (12) (17) (6) Other activities (63) (8) (12) (21) (22) 1,440 388 398 345 309 Total 1,456 385 393 357 321 Depreciation and amortization (193) (50) (47) (47) (49) (182) Performance Coatings (47) (43) (46) (46) (148) (37) (36) (36) (39) (153) Decorative Paints (37) (38) (39) (39) (40) (11) (9) (10) (10) (39) Other activities (10) (11) (9) (9) (381) (98) (92) (93) (98) (374) Total (94) (92) (94) (94) Depreciation and amortization (excluding Identified items) (182) (46) (45) (46) (45) (182) Performance Coatings (44) (46) (46) (46) (142) (35) (35) (35) (37) (150) Decorative Paints (34) (38) (39) (39) (39) (10) (9) (10) (10) (37) Other activities (10) (9) (9) (9) (363) (91) (89) (91) (92) (369) Total (88) (93) (94) (94) Operating income 559 141 161 140 117 333 Performance Coatings (138) 150 171 150 464 152 147 91 74 368 Decorative Paints 149 101 77 41 119 (366) (57) (54) 596 (197) Other activities (40) (37) (56) (64) 1,142 (73) 251 177 787 504 Total (29) 214 192 127 Adjusted operating income (excluding Identified items)* 624 155 174 150 145 Performance Coatings 704 165 170 185 184 539 164 156 131 88 Decorative Paints 489 150 156 109 74 (86) (22) (21) (27) (16) Other activities (102) (18) (23) (30) (31) 1,077 297 309 254 217 Total 1,091 297 303 264 227 * Alternative Performance Measure: For more details on these measures, including explanation of their use, refer to the Notes to the condensed consolidated financial statements, APM paragraph. AkzoNobel | Report for the third quarter 2026 24

Glossary Adjusted earnings per share from continuing operations are the basic earnings per share from continuing operations, excluding Identified items and taxes thereon. Adjusted EBITDA is operating income excluding depreciation, amortization and Identified items. Adjusted EBITDA margin is adjusted EBITDA as percentage of revenue. Adjusted operating income is operating income excluding Identified items. Capital expenditures is the total of investments in property, plant and equipment and investments in intangible assets. Comprehensive income is the change in equity during a period resulting from transactions and other events other than those changes resulting from transactions with shareholders in their capacity as shareholders. Constant currencies calculations exclude the impact of changes in foreign exchange rates by re - translating the prior year local currency amounts into euros at the current year’s foreign exchange rates . EBITDA is operating income excluding depreciation and amortization. EBITDA margin is EBITDA as a percentage of revenue. EMEA is Europe, Middle East and Africa. Free cash flow is net cash generated from/(used for) operating activities minus capital expenditures. Identified items are special charges and benefits, (post) acquisition and divestment related items, major restructuring and impairment charges, charges and benefits related to major legal, environmental and tax cases, pension curtailments and buyouts, and hyperinflation accounting adjustments for inventory positions that exceed normal operational levels. Invested capital is total assets (excluding cash and cash equivalents, short - term investments, investments in associates, pension assets, assets held for sale) less current tax liabilities, deferred tax liabilities and trade and other payables. Invested capital balances on business area level contain intercompany positions, which eliminate on consolidated level. Average invested capital is the average of the quarter - end invested capital balances for the last four quarters. Latin America excludes Mexico. Leverage ratio is calculated as net debt divided by adjusted EBITDA for the last 12 months. Net debt is defined as long - term borrowings plus short - term borrowings, less cash and cash equivalents and short - term investments. North America includes Mexico. North Asia includes, among others, China, Japan and South Korea. Operating income is defined as income excluding net financing expenses, results from associates, income tax and profit/loss from discontinued operations. Operating income includes the share of non - controlling interests. Operating income includes Identified items to the extent these relate to lines included in operating income. Trade working capital is defined as the sum of inventories, trade receivables and trade payables. When expressed as a ratio, trade working capital is measured against four times last quarter revenue. Operating expenses (OPEX) includes SG&A costs and fixed manufacturing costs as included within cost of sales. Organic growth compares revenues (= sales) and adjusted EBITDA between periods, excluding the impact of changes in consolidation (scope changes), the impact of changes in foreign exchange rates and the impact of hyperinflation accounting. Refer to “Constant currencies” for details on the calculation of the foreign exchange rate impact. Other working capital is defined as other receivables, plus current tax assets, less other payables and current tax liabilities. Price/mix captures revenue changes that are not driven by volumes. It combines two related effects: (i) price, which reflects changes in the selling price of the same products and (ii) mix, which reflects the changes in the composition of the products sold. (Adjusted) return on average invested capital is (adjusted) operating income of the last 12 months as a percentage of average invested capital. SG&A costs include selling and distribution expenses, general and administrative expenses, and research, development and innovation expenses. SESA is South East and South Asia and includes the Pacific. Volume refers to the number of units sold (e.g. liters) in a given period. Safe harbor statement This report contains statements which address such key issues as AkzoNobel's growth strategy, future financial results, market positions, product development, products in the pipeline and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecast and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures, as well as significant market disruptions. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business, please see our latest annual report. AkzoNobel | Report for the third quarter 2026 25

Important information regarding the proposed Axalta transaction General restrictions This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful. This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction which was published on June 24, 2026. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay. Additional information and where to find it In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F - 4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. On August 5, 2026, shareholders at the Extraordinary General Meeting of AkzoNobel and Special General Meeting of Axalta, respectively, voted in favor of all resolutions related to the proposed transaction. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/ prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec - filings/all - sec - filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all - sec - filings . The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice. Brand and trademarks In this report, reference is made to brands and trademarks owned by, or licensed to, AkzoNobel . Unauthorized use of these is strictly prohibited . AkzoNobel | Report for the third quarter 2026 26

Akzo Nobel N.V. Christian Neefestraat 2 P.O. Box 75730 1070 AS Amsterdam, the Netherlands T +31 88 969 7555 www.akzonobel.com For more information: The explanatory sheets used during the press conference can be viewed on AkzoNobel’s corporate website: www.akzonobel.com AkzoNobel Global Communications T +31 88 969 7833 E media.relations@akzonobel.com AkzoNobel Investor Relations T +31 88 969 0139 E investor.relations@akzonobel.com Financial calendar Ex - dividend date of 2026 interim dividend Record date of 2026 interim dividend Payment of 2026 interim dividend October 23, 2026 October 26, 2026 November 4, 2026 Since 1792, we’ve been supplying the innovative paints and coatings that help to color people’s lives and protect what matters most. Our world class portfolio of brands – including Dulux, International, Sikkens and Interpon – is trusted by customers around the globe. We’re active in more than 150 countries and use our expertise to sustain and enhance everyday life. Because we believe every surface is an opportunity. It’s what you’d expect from a pioneering and long - established paints company that’s dedicated to providing more sustainable solutions and preserving the best of what we have today – while creating an even better tomorrow. Let’s paint the future together. For more information, please visit www.akzonobel.com. © 2026 Akzo Nobel N.V. All rights reserved. AkzoNobel | Report for the third quarter 2026 27